

Mail Stop 3720

October 3, 2008

By U.S. Mail and facsimile to (630) 375-4940

Ms. Amy T. Forster
Chief Financial Officer
Westell Technologies, Inc.
750 N. Commons Drive
Aurora, IL 60504

> **RE:** **Westell Technologies, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **and Document Incorporated by Reference**
> **Filed June 16, 2008**
> **File No. 000-27266**

Dear Ms. Forster:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis…, page 27

Liquidity and Capital Resources, page 35

1.   In the last sentence of the third paragraph in this subsection, you state that the company anticipates future credit agreement amendments in order to comply with certain covenants in your credit agreement. In your response letter and in future filings, please explain which covenants you believe will need to be amended, and why.

2.   We note that you state in the last sentence of this subsection that you believe cash on hand and cash generated from operations will satisfy your future cash requirements for the next twelve months. In your response letter and in future filings, please provide a discussion of your ability to meet your long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Part III, page 39

Item 11. Executive Compensation, page 39

3.   We note that you have not included in this Item the information required by Item 407(e)(4) of Regulation S-K regarding compensation committee interlocks and insider participation. In future filings, please furnish this required information.

Item 13. Certain Relationships and Related Transactions…, page 39

4.   We note that you have not included in this Item the information required by Item 407(a) of Regulation S-K regarding director independence. In future filings, please furnish this required information.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 8

5.   Throughout your Compensation Discussion and Analysis and as to each compensation element, disclose in future filings how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that Messrs. Hindman, Skurla and Shaver each received a grant of 36,000 stock options on July 12, 2007. However, you do not provide disclosure analyzing the reason why these awards were chosen by the committee. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Components of Executive Compensation for Fiscal 2008, page 9

Financial Criteria—Financial Performance Pay Out Criteria, page 10

6.   Please clarify in your response letter and in future filings how the cash bonus payout percentages are calculated. For example, in the row titled "Consolidated

Revenue" in the first table of this section, please explain how a 95% attainment corresponds to "85% earned" and a "43% payout."

Compensation Committee Report on Executive Compensation, page 12

7.   In future filings, revise your Compensation Committee Report to also state whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in your annual report on Form 10-K.

Grants of Plan-Based Awards, page 14

8.   In your response letter, please explain why you have not provided a grant date for the annual non-equity incentive plan awards. See Item 402(d)(2)(ii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amy T. Forster
Westell Technologies, Inc.
October 3, 2008
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

                      Sincerely,

                      /s/ Robert Bartelmes

                      Robert Bartelmes
                      Senior Financial Analyst